Kibush Capital Corp.

7 Sarah Crescent

Templestowe, VIC 3106

Australia

March 28, 2016

Amit Pande

Office of Financial Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kibush Capital Corporation;
Form 10-K for the Year Ended September 30, 2015
Filed January 13, 2016
Form 10-Q for the Quarterly Period Ended June 30, 2015
Filed August 20, 2015
File No. 000-55256

Dear Mr. Pande:

To assist the staff of the Commission in completing its review of the above referenced filing, excerpts from your letter dated March 15, 2016 are quoted below and are followed in each case by the Company’s response thereto.

Form 10-K for the Year Ended September 30, 2015

Item 8. Financial Statements and Supplementary Data, page 20

1. The Company plans to add additional directors, add accounting personnel and establish an audit committee over time, once it has sufficient income and cash flow to make those changes. We note your response to comments 1 and 2, and specifically that you are now applying the guidance in ASC 805-50-30-5 to treat the transactions with Five Arrows as those between entities under common control as reflected in your Form 10-K for the year ended September 30, 2015. We note, however, that your presented financial statements for the comparative period ended September 30, 2014 are different from those previously filed with the Commission. Please revise your filing to include the following:

●	Identify the financial statements for the year ended September 30, 2014 as restated; and

●	Provide the disclosures in the footnotes required by ASC 250-10-50 related to the Correction of an Error in Previously Issued Financial Statements.

We will file an amended Form 10-K identifying the September 30, 2014 financials as “restated” and provide in the footnote the disclosures required by ASC250-10-50.

2. We further note your disclosure on page 39 that indicates you are going to amend the Form 10-Q for the period ended June 30, 2015. Please address the following in this regard:

●	Please tell us when you intend to file your restated June 30, 2015 Form 10-Q and provide us a draft of your revised disclosures in your next response;

●	Please tell us and revise your restated June 30, 2015 Form 10-Q, when filed, to describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

Kibush Capital Corp.

File No. 000-55256

March 28, 2016

Our restated June 30, 2015 Form 10-Q was filed on March 24, 2016. Regarding disclosure of the effectiveness of the company’s disclosure controls and procedures, we reported the following in our 10-K for the period ended September 30, 2015:

As of September 30, 2015, management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based upon that evaluation, the Company’s management concluded that the Company’s disclosure controls and procedures are not effective at the reasonable assurance level due to the material weaknesses described below:

1. We do not have written documentation of our internal control policies and procedures. Written documentation of key internal controls over financial reporting is a requirement of Section 404 of the Sarbanes-Oxley Act which is applicable to us. Management evaluated the impact of our failure to have written documentation of our internal controls and procedures on our assessment of our disclosure controls and procedures and has concluded that the control deficiency that resulted represented a material weakness.

2. The Company’s board of directors has no audit committee, independent director or member with financial expertise which causes ineffective oversight of the Company’s external financial reporting and internal control over financial reporting.

3. We do not have sufficient segregation of duties within accounting functions, which is a basic internal control. Due to our size and nature, segregation of all conflicting duties may not always be possible and may not be economically feasible. However, to the extent possible, the initiation of transactions, the custody of assets and the recording of transactions should be performed by separate individuals. Management evaluated the impact of our failure to have segregation of duties on our assessment of our disclosure controls and procedures and has concluded that the control deficiency that resulted represented a material weakness.

Due to these factors, during the period covered by this report, our internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below. Most notably, we failed to convert reporting to an interested party standard for certain balance sheet items once we exceeded the applicable threshold which affected our balance sheet for the quarter ended June 30, 2015. Management believes that the material weakness set forth above caused a material misstatement in our Form 10-Q for the period ended June 30, 2015. Therefore, we are promptly amending that report. Management believes they have corrected some of the conditions which allowed for the misstatement. However, the lack of a functioning audit committee, the lack of segregation of duties within accounting functions, and the lack of multiple directors on our board of directors may result in ineffective oversight in the establishment and monitoring of required internal controls and procedures, which could result in a material misstatement in our financial statements in future periods.

The Company plans to add additional directors, add accounting personnel and establish an audit committee over time, once it has sufficient income and cash flow to make those changes.

Kibush Capital Corp.

File No. 000-55256

March 28, 2016

In addition to the disclosures provided above, the Company disclosed the following it its amended June 30, 2015 Form 10-Q:

The purpose of this Amendment No. 2 to Form 10-Q/A is to amend and restate the financial statements and related disclosures in the Original Form 10-Q for the period ended June 30, 2015 to properly account for the asset valuation of our subsidiaries. Specifically, we previously treated the exchange of 14 million shares of Kibush Capital common stock for 90 million shares of Angel Jade stock made between the Company and Five Arrows (a related party) as if it were an arms length transaction for accounting purposes. However, after reviewing the guidance in ASC 805-50-30-5, we understand the transaction should have been reflected as a related party transaction booked at the carrying cost from Five Arrows. The Company has followed the guidance of ASC 805-50-30 and is now treating this as a transaction between entities under common control as reflected in our Form 10-K for the period ended September 30, 2015.

The Company continues to maintain that the lack of a functioning audit committee, the lack of segregation of duties within accounting functions, and the lack of multiple directors on our board of directors (in addition to limited personnel and resources) may result in ineffective oversight in the establishment and monitoring of required internal controls and procedures, which could result in a material misstatement in our financial statements in future periods.

We will update our disclosure in Item 9A of our amended September 30, 2015 Form 10-K to address the restatement of our year end results for 2014 and to include the disclosures made in our recently amended June 30, 2015 Form 10-Q.

3. Given the noted correction of an error in previously issued financial statements, please file the required Item 4.02 Form 8-K. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

We filed the required Form 8-K on March 23, 2016.

Additionally, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

If you have further questions or need additional information, please let me know.

Sincerely,

KIBUSH CAPITAL CORP.

By:	/s/ Warren Sheppard
Name:	Warren Sheppard
Title:	President & CEO